PROSPER MARKETPLACE, INC.
111 Sutter Street, 22nd Floor
San Francisco, CA  94104
(415) 593-5400

July 9, 2009

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC  20549
Attention:  Christian Windsor

RE:           Prosper Marketplace, Inc.

Registration Statement on Form S-1

SEC File 333-147019

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Prosper Marketplace, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (SEC File No. 333-147019), as amended (the “Registration Statement”), so that it may become effective at 3:30 p.m., Eastern time, on July 10, 2009, or as soon thereafter as possible.

The Registrant hereby acknowledges that:

(i)
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)
the Registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

July 9, 2009

Please call Brian Lewandowski of Morrison & Foerster LLP, special counsel to the Company, at 303/592-2276 as soon as the Registration Statement has been declared effective.

Very truly yours,

PROSPER MARKETPLACE, INC.

By:           /s/ Edward A. Giedgowd
Name:      Edward A. Giedgowd
Its:           General Counsel